SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BONDS.COM GROUP, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Warrants and Purchase Rights to Purchase Common Stock
(Title of Classes of Securities)

098003106
(CUSIP Number of Common Stock Underlying Warrants and Purchase Rights)

Michael O. Sanderson
Chief Executive Officer
529 5th Avenue, 8th Floor
New York, New York 10017
(212) 946-3998
 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copy to:
Hill, Ward & Henderson, P.A.
101 E. Kennedy Boulevard, 37th Floor
Tampa, Florida 33602
(813) 221−3900
Attention: Mark A. Danzi

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$58,144,964.28	$4,145.74

*
This valuation assumes the exchange of warrants to purchase 111,817,240 shares of common stock, par value $0.0001 per share, of Bonds.com Group, Inc. (the “Company”).  Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the average of the bid and ask price of the shares of common stock of $0.52 as of June, 28, 2010 as quoted on the OTC Bulletin Board under the symbol “BDCG”.

**	Previously paid. The amount of the filing fee was calculated in accordance with the Securities Exchange Act of 1934, as amended, and equals $71.30 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0−11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d 1.
☒ issuer tender offer subject to Rule 13e 4.
☐ going private transaction subject to Rule 13e 3.
☐ amendment to Schedule 13D under Rule 13d 2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Bonds.com Group, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission on June 30, 2010 (as amended and supplemented, the “Schedule TO”).  The Schedule TO relates to the offers to exchange (collectively, the “Exchange Offer”) certain warrants and instruments titled “Purchase Rights” which entitle the holder to purchase shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), for newly issued shares of our Common Stock, upon the terms and subject to the conditions set forth in the Company’s Offer to Exchange, dated June 30, 2010, as amended hereby (the “Exchange Offer Statement”), and in the related Exchange Offer materials which are filed as Exhibits (a)(1)(A) to (a)(1)(C) to the Schedule TO.  Capitalized terms used in this Amendment and not defined have the meanings given to them in the Schedule TO or the Exchange Offer Statement.

The Schedule TO and the Exchange Offer Statement are hereby amended as follows:

Items 1., 3., 4., 5., 8. and 11.

Items 1., 3., 4., 5., 8. and 11. of the Schedule TO and the information in the Exchange offer Statement incorporated therein by reference are hereby amended and supplemented with the following information:

On July 29, 2010, the Company extended the Expiration Date of each of the offers by ten business days until 11:59 P.M., Eastern Daylight Time, on August 12, 2010.  Therefore, all references in the Schedule TO, Exchange Offer Statement and exhibits thereto to the Expiration Date or the expiration of the Exchange Offer shall be references to 11:59 PM, Eastern Daylight Time, on August 12, 2010.  Any holder who has tendered Warrants may withdraw such tender at any time prior to 11:59 PM, Eastern Daylight Time, on the Expiration Date in the manner set forth in the Exchange Offer Statement under the caption “The Exchange Offer – Withdrawal Rights.”

The Company extended the Expiration Date so that it would have additional time to (a) provide additional information set forth and incorporated by reference in this Amendment to holders of Warrants, (b) address comments received from the staff of the U.S. Securities and Exchange Commission with respect to the Schedule TO, Exchange Offer Statement and related materials, and (c) obtain the consent of the holders of its senior secured convertible promissory notes as described in the Exchange Offer Statement.  Assuming the Company is able to adequately address the comments from the staff of the U.S. Securities and Exchange Commission, it anticipates it will file another amendment to the Schedule TO, Exchange Offer Statement and related materials at least five business days before the Expiration Date, as it may be further extended.

On July 23, 2010, John J. Barry, III and John J. Barry, IV resigned from the Company’s Board of Directors due to a disagreement with respect to certain matters.  For more information with respect to their resignation, see Item 5.02 of the Company’s Current Report on Form 8-K filed with the U.S. Securities and Commission on July 29, 2010.  The information set forth in Item 5.02 of such Current Report is hereby incorporated herein by reference.

On July 28, 2010, the Company’s wholly-owned subsidiary Bonds.com Holdings, Inc. (“Holdings”) issued a 15% Promissory Note in the principal amount of $400,000 (the “Promissory Note”) to an accredited investor (the “Holder”), in exchange for the Holder’s payment of an aggregate of $400,000.  The Promissory Note is due and payable on October 31, 2010 and contains affirmative and negative covenants.  The Promissory Note obligates Holdings to secure its obligations under the Promissory Note by pledging to the Holder 24.9% of its ownership interest in Bonds.com, Inc., which pledge and security interest would be subordinate in all respects to all secured indebtedness in existence as of the date of the Promissory Note.  The $400,000 payment by the Holder was made in two equal installments on July 26 and 27, 2010.  The Holder of the Promissory Note does not have the right to convert it into equity of Bonds.com, Inc., Holdings or the Company.  However, we anticipate that if we are able to raise additional equity capital, the Holder would apply the principal amount of the Promissory Note to the purchase of equity in connection with such financing.  Holder is a newly formed limited liability company created to raise and invest funds in the Company.  Edwin L. Knetzger, III, Co-Chairman and a member of our Board of Directors, provided Holder with fifty percent of the funds it advanced to Holdings and is a significant equity owner in Holder.  The description of the Promissory Note set forth above is a summary only and is qualified in its entirety by reference to the Promissory Note itself, a copy of which is included as exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the U.S. Securities and Commission on July 29, 2010.  The information set forth in Item 1.01 of such Current Report and Exhibit 10.1 thereto is hereby incorporated herein by reference.

As disclosed in the Offer to Exchange and in other filings made by the Company, the Company has significant negative working capital, notes payable in the principal amount of approximately $2,440,636 due on September 24, 2010 for which we do not currently have the funds to satisfy and very limited liquidity.  While the Company is working to secure an extension of such notes payable and restructure other obligations, there is no assurance that such efforts will be successful.  Even if they are successful, the Company will need to raise additional funds to support its operations.  The Company currently believes is has sufficient liquidity to support its operations only until approximately the end of August 2010.  If the Company cannot raise additional funds, it may be forced to cease operations.  The Company currently is pursuing possible equity financings to support its operations and provide necessary liquidity.  The Company anticipates that it will not be able to secure equity financing, if at all, except at valuations that will be significantly dilutive to existing equity holders.

We have not executed the anticipated Severance Agreements with Christopher Loughlin and Joseph Nikolson referenced in the Exchange Offer Statement.  We are attempting to restructure the obligations contemplated by those Severance Agreements as part of our overall efforts to ease our liquidity issues and address concerns raised by potential investors.  To date our proposals have been rejected and Messrs. Loughlin and Nikolson have threatened to commence a lawsuit against the Company to enforce the terms of the unexecuted Severance Agreements.  If our efforts are unsuccessful and one or both of them commences a lawsuit, we expect it could adversely impact our efforts to raise additional capital.

In January 2009, the Company learned that Duncan-Williams, Inc. filed a complaint against the Company and its subsidiaries in the United States District Court for the Western District of Tennessee, Western Division, alleging breach of contract and unjust enrichment arising from the Company’s previous relationship with Duncan-Williams, Inc.  In that action, Duncan Williams, Inc. sought damages of $2,300,000, a declaration of an ownership interest in our online trading platform and an accounting of income earned by the Company.  It is the Company’s position that such relationship was in fact terminated by the Company on account of Duncan-Williams, Inc.’s breach and bad faith and thus the Company believes it has meritorious defenses to the claims.  In February 2009, the Company filed a motion to dismiss the complaint, and in October 2009, the court entered an order administratively closing this case. Such order did not affect the substantive and/or procedural rights of the parties to proceed before the court at a later date, or any rights the Company or Duncan Williams, Inc. to seek arbitration.  Duncan-Williams, Inc. has notified the Company of its intention to initiate arbitration regarding the claims in its prior complaint, including proposing procedures and timing for the appointment of arbitrators.  To date, the Company has not provided a substantive response to this notice.  The Company continues to believe it has meritorious defenses.  However, the mere initiation of the arbitration at this time could adversely impact our efforts to raise additional capital.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BONDS.COM GROUP, INC.

Date: July 29, 2010	By:	/s/ Michael O. Sanderson
	Name:	Michael O. Sanderson
	Title:	Chief Executive Officer and Co-Chairman

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)*	Offer to Exchange, dated June 30, 2010

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Withdrawal

(a)(5)(D)*	Press Release, dated June 30, 2010

_______________________
* Previously filed.